CATLIN

RECEIVED

2007 APR 23 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

07022818

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

17 April 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Director/PDMR Shareholding	16/04/2007
REG-Catlin Group Limited Director/PDMR Shareholding	12/04/2007
REG-Catlin Group Limited Director/PDMR Shareholding	11/04/2007

Yours faithfully,

Pramila Bharj
Enc

PROCESSED

APR 2 6 2007 E

THOMSON
FINANCIAL

dw 4/24

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 11/04/2007

RNS Number:7095U
Catlin Group Limited
11 April 2007

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES' SHAREHOLDINGS

This is to announce a change in shareholding by Jonathan Kelly, a NonExecutive Director, and by his "Connected Persons".

Catlin Group Limited (the "Company") was notified on 10 April 2007 that Capital Z Investments, LLC transferred yesterday 1,183,682 common shares of $0.01 each in the capital of the Company ("Common Shares") for nil consideration to its members. Capital Z Investments, LLC is a connected person to Jonathan Kelly. Of these shares, Mr Kelly received 2,873 Common Shares. Previously Mr Kelly held no shares in the Company.

In addition, the Company was also notified yesterday that each of Capital Z Catlin Investments, Ltd and Capital Z Catlin Private Investment, Ltd (together ("CapitalZ") sold 100,848 and 537 Common Shares respectively for approximately 508 pence per share on 10 April 2007. Capital Z is a connected person to Jonathan Kelly. Following the sale, Capital Z Catlin Investments, Ltd hold 1,559,590 Common Shares and Capital Z Catlin Private Investment, Ltd hold 8,308 Common Shares.

The transactions described above took place in New York and London.

This announcement is made in accordance with Disclosure Rule 3.1.4 R (1)(a).

END
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REG-Catlin Group Limited Director/PDMR Shareholding
Released: 12/04/2007

RNS Number:7556U
Catlin Group Limited
12 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Catlin Group Limited

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Jonathan Kelly

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Capital Z Catlin Investments, Ltd and Capital Z Catlin Private Investment, Ltd, (together "Capital Z") being entities connected to Jonathan Kelly

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

Capital Z

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Common shares of $0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Registered Name	Shares Held
Capital Z Catlin Investments, Ltd	Nil
Capital Z Catlin Private Investment, Ltd	NIl

8. State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

Registered Name	hares Disposed
Capital Z Catlin Investments, Ltd	1,559,590
Capital Z Catlin Private Investment, Ltd	8,308
Total Common Shares	1,567,898

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.6%

13. Price per share or value of transaction

507 PENCE PER SHARE

14. Date and place of transaction

11 APRIL 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

11 APRIL 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A.

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

William Spurgin 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

Nicola Graham, Assistant Company Secretary

Date of notification

12 April 2007

END

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REG-Catlin Group Limited Director/PDMR Shareholding
Released: 16/04/2007

RNS Number:9321U
Catlin Group Limited
16 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

   Jonathan Kelly

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

   NOTIFICATION IS IN RESPECT OF HOLDING OF PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Common shares of $0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JONATHAN KELLY

8. State the nature of the transaction

   DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

    2,873

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    0.001%

13. Price per share or value of transaction

    513.25 PENCE PER SHARE

14. Date and place of transaction

    13 APRIL 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    NIL

16. Date issuer informed of transaction

    13 APRIL 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA GRAHAM, ASSISTANT COMPANY SECRETARY

Date of notification

16 APRIL 2007

END

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